UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-18676

Commercial National Financial Corporation
(Exact name of registrant as specified in its charter)

900 Ligonier Street
Latrobe, Pa 15650
(724) 539-3501
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Commercial National Financial Corporation is a bank holding company. It is relying on Exchange Act Section 12(g)(4) to terminate its duty to file reports with respect to the  above-referenced common stock.

Approximate number of holders of record as of the certification or notice date:   849

Pursuant to the requirements of the Securities Exchange Act of 1934, Commercial National Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 09, 2012	By:	/s/ Gregg E. Hunter
Gregg E. Hunter President and Chief Executive Officer